Ms. Howell:

Attached for your review are changed pages that address the comments received from you and Mr. West on our conference call earlier today as well as executed copies of the guaranty agreement, a representation letter from Millstream II and a representation letter from Sprinturf.

If you could kindly forward these on to Messrs. West and Rajan, we would appreciate it.

Please call me if you need anything further.

Regards,

Miriam A. de Oliveira